

www.WeFunder.com/PDXFC

INTRO

"**Portland is Soccer City, USA.** Has been and always will be, simply because it is ingrained in the culture of the city." Source: NBC Sports NW

US Soccer Growth: In 2017, Gallup reported that soccer was the third-most watched team sport in the U.S., behind only basketball and American football. Soccer is most followed by American adults ages 16-34, meaning the game is poised to see consistent growth for years to come.

World Cup 2026: For the first time since 1994, the US will host the World Cup, which will accelerate the sport's already increasing fanbase



PROBLEM

US Soccer failed to qualify for the 2018 World Cup! This is an enormous failure. It is time to be bold with the way we approach soccer development in this country!

- Luke Babson, PDX FC Co-Founder



SOLUTION

PDX FC – Community/Investor Owned Club

Provide Opportunity – Young soccer players "launch pad" to professional soccer/football.

Inspire – Other owners and ambitious communities to create their own clubs.

Unleash Potential of US Soccer – Help advocate for a system of promotion and relegation



MARKET

TAM Total Addressable Market – Soccer is the world's most popular sport with 736 millions followers around the globe.

SAM Serviceable Available Market – Lower division US Soccer teams have proven to have a significant fanbase. In 2015, the NPSL championship match between Chattanooga FC and the New York Cosmos B drew a record crowd of 18,227

SOM Serviceable Obtainable Market – PDX FC can tap into the thriving soccer scene in Portland and within the state of Oregon. The club also has a growing following nationwide and within the international football community



GROWTH OPPORTUNITIES

Collect Transfer Fees + Training and Compensation for Successful Professional Players

Youth Soccer Market – Youth Camps, Tournaments, individual/ small group training



USE OF FUNDS

$50,000 Raise



- 7.5% WeFunder Fees
- 24% League Dues
- 68.5% Team Operations

$240,000 Raise



- 36.5% Club Staff
- 50% Team Operations
- 7.5% WeFunder Fees
- 6% League Dues



TIMELINE

2015

PDX FC joins NPSL

Wins 1st NPSL Match
3-1, vs. OSA FC

2020

Introduces Community
Ownership Model

Goes Pro and
joins NISA!

2025

CASE STUDY/COMPS

NPSL Success Stories

Chattanooga FC, founded in 2009, has proven that a community ownership model can thrive in the US. In 2019, the club introduced the opportunity for the public to own equity shares. Their WeFunder campaign proved to be wildly successful, raising $850,000 with a 3 million dollar pre money valuation. ,

Detroit City FC, founded in 2012, has established themselves as one of the most talked about soccer teams in North America. The club averages over 5,900 fans per match and joined NISA leading into the 2020 season.



EXIT

Dividends: If the club can drive revenues up significantly, we will be able to pay investors a dividend.

Sell the Club: Once the club can achieve a significantly higher valuation, we will consider selling.





www.WeFunder.com/PDXFC